FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of January 5, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (January 1, 2024 – January 5, 2024) on the First Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5th, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (January 1, 2024 – January 5, 2024) on the First Tranche of Tenaris Share Buyback Program

Luxembourg, January 5, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its First Tranche of the Share Buyback Program announced on November 5, 2023, covering up to US$300 million to be executed in the open market, it has repurchased the following ordinary shares from January 1 to (and including) January 5, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
02-ene-24	MTA	19,017	15.7600	299,708	1.1047	331,072
02-ene-24	CEUX	24,411	15.7599	384,715	1.1047	424,975
02-ene-24	TQEX	11,179	15.7600	176,181	1.1047	194,618
02-ene-24	AQXE	11,054	15.7600	174,211	1.1047	192,442
03-ene-24	MTA	9,817	15.5700	152,851	1.0944	167,272
03-ene-24	CEUX	4,944	15.5700	76,978	1.0944	84,241
03-ene-24	TQEX	5,752	15.5700	89,559	1.0944	98,008
03-ene-24	AQXE	1,238	15.5700	19,276	1.0944	21,094
04-ene-24	MTA	581,491	15.6132	9,078,935	1.0906	9,901,033
04-ene-24	CEUX	276,443	15.6127	4,316,022	1.0906	4,706,837
04-ene-24	TQEX	28,112	15.6181	439,056	1.0906	478,813
04-ene-24	AQXE	27,398	15.6179	427,899	1.0906	466,645
05-ene-24	MTA	395,044	15.4846	6,117,098	1.0956	6,701,587
05-ene-24	CEUX	186,334	15.4858	2,885,531	1.0956	3,161,244
05-ene-24	TQEX	19,143	15.4924	296,571	1.0956	324,908
05-ene-24	AQXE	18,668	15.4930	289,223	1.0956	316,859
		1,620,045	15.5698	25,223,814		27,571,650

From November 6, 2023 to (and including) January 5, 2024, the Company has purchased a total of 14,268,136 ordinary shares for a total consideration of €223,343,975, equivalent to US$242,076,047.

As of January 5, 2024, the Company held in treasury 14,268,136 ordinary shares equal to 1.21% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.